Mail Stop 4561

December 8, 2006

By mail and facsimile to (941) 748-9199

Mr. Brian F. Grimes
President and Chief Executive Officer
Coast Financial Holdings, Inc.
1301 6th Avenue West, Suite 300
Bradenton, Florida 34205

> **Re:** **Coast Financial Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 24, 2006**
> **File No. 000-50433**

Dear Mr. Grimes:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Selected Financial Data, page 34

1. Please confirm to us that in future filings you will present your selected quarterly financial data. Refer to Item 8 of Form 10-K and Item 302 of Regulation S-K.

Controls and Procedures, page 60

2.   We note your disclosure that over time controls and procedures may become inadequate because of changes in conditions or deterioration in the in the degree of compliance with its policies or procedures. This disclosure appears to extend beyond the description of reasonable assurance with respect to the effectiveness of controls and procedures as defined in SEC guidance and current auditing literature. Please confirm that in future filings when describing the inherent limitations in controls and procedures you will describe the level of assurance that controls and procedures are effective consistent with the current definition described in SEC and auditing guidance. Refer to Section F.4 of SEC Release No. 33-8238, paragraphs 21 – 24 of AU 319, and paragraphs 17 and 18 of AS 2.

3.   We note your disclosure that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective, subject to the limitations described. Please confirm to us that in future filings you will not add qualifying or limiting language to your disclosure regarding your officers' conclusion regarding disclosure controls and procedures. You may include disclosure to indicate that your disclosure controls and procedures are effective at a reasonable assurance level; however, inclusion of qualifying or limiting language to the conclusion may render management's conclusion concerning effectiveness unclear or suggest that controls and procedures are effective at less than an acceptable level of assurance.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

 •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Brian F. Grimes
Coast Financial Holdings, Inc.
12/8/2006
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief